(Falcon Classic Letterhead)
June 4, 1997


Dear Limited Partner:

     Falcon Classic Cable Income Properties, L.P. (the "Partnership") has become aware that another unsolicited offer for up to 1,500 units (representing approximately 2.0% of the outstanding units in the Partnership), at a price of $350 per unit, was commenced by JJJ Group, LLC ("JJJ") in a letter dated May 15, 1997. This offer was made without the consent or the involvement of the General Partner. We have considered this offer, and believe that it is inadequate and not in your best interest to accept.

     Accordingly, the General Partner's recommendation is that you reject the JJJ offer. We urge you not to sign the Limited Power of Attorney that JJJ sent to you and not to tender your units to JJJ. In evaluating the offer, the General Partner believes that its limited partners should consider the following information:

   * The Partnership was formed on May 15, 1989 to acquire or construct, own and operate cable television systems. The offering price for each limited partnership unit during the offering period was $1,000 per unit. Cash distributions of $328 to $412 per unit were paid from formation through April 15, 1994, at which time distributions were terminated to preserve cash resources. In contrast, JJJ's offer is only $350 per unit. If JJJ is successful in buying units at the bargain basement price in its offer, JJJ will own units at much lower prices than virtually all of the current partners and, as discussed further below, for much less than we believe they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization and certain partnership expenses) for the twelve months ended December 31, 1996 was approximately $155 per Unit. The JJJ offer represents a valuation of approximately 4 times said cash flow (after adjustment for the Partnership's "Net Liabilities" as of December 31, 1996, as discussed below).

  * As previously described in a Form 8-K, dated August 27, 1996, filed by the Partnership with the Securities and Exchange Commission, the
     Partnership initiated the "Appraisal Process" provided for in its Partnership Agreement. Further, on February 13, 1997 the Partnership filed an additional Form 8-K announcing the results of the appraisals. Based upon the aggregate of the median appraisals of the Partnership's cable systems of $82 million (the "Aggregate Appraised Valuation") and assuming a hypothetical liquidation of the Partnership on December 31, 1996 involving the sale of those systems on that date for an amount equal to the aggregate Appraised Valuation, the estimated cash distribution to unitholders would have been approximately $851 per limited partnership unit (the
     "Hypothetical Estimated Per Unit Distribution") (based upon 71,879 units outstanding). The Hypothetical Estimated Per Unit Distribution was
     calculated assuming net liabilities on the balance sheet of the Partnership, excluding property, plant and equipment and intangible assets ("Net Liabilities"), of approximately $20.2 million (as of December 31,
     1996). The Hypothetical Estimated Per Unit Distribution assumes that the Net Liabilities as of December 31, 1996 represent the only payments, other than certain reserved expenses, that would have been required to be made by the Partnership prior to the distribution of cash to the unitholders. This assumption will likely prove to be invalid. Specifically, this method assumes all of the cable systems are sold in a single transaction. If the Partnership sells the assets over time in separate transactions, for example, it could incur significant transaction costs and there would be a significant delay in the distribution of funds to limited partners. Accordingly, the Hypothetical Estimated Per Unit Distribution is presented for illustrative purposes only and does not necessarily represent amounts the Partnership could have distributed to unitholders on December 31, 1996 or any date thereafter. In the event any of the Partnership's cable systems are sold, the timing and amount of any related distribution to partners cannot be predicted at this time. As of the date of this letter, the General Partner has not made a decision as to whether or not it will further pursue the acquisition of any Partnership assets at this time.



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  *       Based on the information received by the General Partner, the $350 per unit offer by JJJ is less than the price for which units were recently sold on the secondary market. Partnership Spectrum, an independent industry publication, has reported that between March 1, 1997 and April 30, 1997, 351 units were sold on the secondary market between a high of approximately $521 per unit and a low of $455 per unit. In the General Partner's opinion, the fact that the JJJ offer is being made at a discount from the most recent secondary market price available to the General Partner only serves to underscore the inadequacy of the JJJ offer. In addition, the General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers. Should unitholders wish to sell their units, there are a number of independent firms that trade interests of limited partnership on the secondary market, including:

     Napex                                   American Partnership Services
     800-356-2739                            800-736-9797

     Cuyler & Associates                     Nationwide Partnership Marketplace
     800-274-9991                            800-969-8996

     DCC Securities                          Chicago Partnership Board
     800-945-0440                            800-272-6273

     For the reasons discussed above, the General Partner believes that the JJJ offer is not in the best interest of the limited partners. The General Partner recommends that you NOT transfer, agree to transfer, or tender any units in response to JJJ's offer.

     If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287. We would be pleased to provide you with copies of the Forms 8-K referred to in this letter. We will, of course, keep you informed of significant events as they develop. We appreciate the continued support and interest of our Unitholders.

Sincerely,

Falcon Classic Cable Income Properties, L.P.
A California Limited Partnership


cc:  Account Representative

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